212-373-3257

212-492-0257

swilliams@paulweiss.com

March 31, 2011

Via EDGAR

David L. Orlic, Esq.

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

Division of Corporate Finance

Washington D.C. 20549-3628

Re:	Iron Mountain Incorporated

Preliminary Proxy Statement on Schedule 14A

Filed March 25, 2011 by Elliott Associates, L.P. and Elliott International, L.P.

File No. 001-13045

Dear Mr. Orlic:

The following are the responses of Elliott Associates, L.P. and Elliott International, L.P. (collectively, “Elliott”) to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter from you, dated March 30, 2011 (the “Comment Letter”), with respect to Elliott’s Schedule 14A filed on March 25, 2011 relating to Iron Mountain Incorporated, a Delaware

IRS Circular 230 disclosure: To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax advice contained in this document is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter that is contained in this document.

David L. Orlic	2

corporation (the “Company”). The discussion below is presented in the order of the numbered comments in the Comment Letter.

General

1. Please revise the facing page of the Schedule 14A to indicate, above the heading “Name of Person(s) Filing Proxy Statement, if other than the Registrant,” that the Schedule 14A filing is being made by each of the participants.

Response:

In response to the Staff’s comment, Elliott has revised the facing page of the Schedule 14A to indicate, above the heading “Name of Person(s) Filing Proxy Statement, if other than the Registrant,” that the Schedule 14A filing is being made by each of the participants.

Proposal No. 1 – Election of Nominees, page 17

2. We note that the participants reserve the right to vote for unidentified substitute nominees. Please advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Response:

In response to the Staff’s comment, Elliott respectfully advises the Staff that Elliott has determined that, in the context of a solicitation for a minority slate, the reservation of rights and related language described in the Staff’s comment will not be necessary. As such, Elliott has deleted the language in which the participants reserve the right to vote for unidentified substitute nominees (including the “unlawful manipulation of the Company’s corporate machinery” language noted in the following comment).

3 . Please explain your reference to “unlawful manipulation of the Company’s corporate machinery” or revise your disclosure. See note to Rule 14a-9.

Response:

As noted above, Elliott has deleted the referenced language.

David L. Orlic	3

Solicitation of Proxies, page 22

4. You state that you may employ a variety methods to solicit proxies. Please confirm your understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Refer to Rule 14a-6(b) and (c).

Response:

In response to the Staff’s comment, Elliott confirms their understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A on the date of first use.

Certain Additional Information, page 24

5. You refer security holders to information that will be contained in the company’s proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you disseminate your proxy statement before distribution of the company’s proxy statement, you must provide the omitted information to security holders in your own proxy statement. Please confirm your understanding in your response letter.

Response:

In response to the Staff’s comment, Elliott confirms their understanding that they cannot refer security holders to the Company’s proxy statement in reliance upon Rule 14a-5(c) if Elliott disseminates their proxy statement prior to the distribution of the Company’s proxy statement. Elliott respectfully advises the Staff that Elliott does not expect to disseminate their proxy statement prior to the distribution of the Company’s proxy statement.

Certain Relationships with the Company, page 23

6. We note the pre-existing relationship between Mr. Antenucci and the company. Please provide your analysis as to Mr. Antenucci’s independence, within the meaning of the NYSE listing standards.

Response:

In response to the Staff’s comment, Elliott respectfully advises the Staff that, pursuant to the requirements of the NYSE Listed Company Manual – Item 303A.02 (Independence Tests), it is the Company’s Board of Directors that is required to make the determination that a director qualifies as “independent” by affirmatively determining that

David L. Orlic	4

the director has no material relationship with the listed Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). In light of the standards set forth in the NYSE Listed Company Manual – Item 303A.02 (Independence Tests), Elliott believes that the Company’s Board of Directors would conclude that Mr. Antenucci is “independent” within the meaning of the NYSE listing standards because the pre-existing relationship between Mr. Antenucci and the Company does not conflict with any of such NYSE listing standards for “independence.” In reaching this conclusion, Elliott notes the payments made by ProLogis to the Company, and the payments from the Company to ProLogis, in each case pursuant to the pre-existing relationship described in Elliott’s Schedule 14A, do not exceed the greater of $1,000,000 or 2% of such other company’s consolidated gross revenues in any of the last three fiscal years. In light of the foregoing and in response to the Staff’s comment, Elliott has revised the language to make clear , although the determination of independence must ultimately be made by the Company’s Board of Directors, Elliott believes that Mr. Antenucci would qualify as “independent” within the meaning of the NYSE listing standards.

Form of Proxy

7. Please clearly mark the form of proxy “Preliminary Copy.” See Rule 14a-6(e)(l).

Response:

In response to the Staff’s comment, Elliott has revised the form of proxy to mark it “Preliminary Copy.”

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Please note that in addition to the responses set forth above, Elliott has also made the necessary changes in the Schedule 14A to the “say on pay” disclosures, as per the Staff’s follow-up comments.

Together with this response, Elliott and the other filing persons are filing an Amendment No. 1 to amend the proxy statement in a manner consistent with the comments and responses set forth above.

In connection with responding to the comments of the Staff, Elliott and the other filing persons acknowledge that: Elliott and such other filing persons are responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and Elliott and the other filing persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call Robert B. Schumer at (212) 373-3097 or Steven J. Williams at (212) 373-3257.

David L. Orlic	5

Very truly yours,

/s/ Steven J. Williams